                                                                    EXHIBIT 99.1

                         INDEPENDENT AUDITORS' REPORT
                         ----------------------------


The Board of Directors
Torch Energy Advisors Incorporated:

We have audited the accompanying consolidated balance sheet of Torch Energy Advisors Incorporated and subsidiaries as of December 31, 1996 and the related consolidated statements of operations, stockholders' equity and cash flows for the period October 1, 1996 through December 31, 1996 and the consolidated balance sheet of the Company's Predecessor as of December 31, 1995 and the related Predecessor's consolidated statements of operations, predecessor's equity and cash flows for the period January 1, 1996 through September 30, 1996 and for the years ended December 31, 1995 and 1994. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Torch Energy Advisors Incorporated and subsidiaries and their Predecessor as of December 31, 1996 and 1995, respectively, and the results of their operations and their cash flows and those of their Predecessor for the period October 1, 1996 through December 31, 1996 and the period January 1, 1996 through September 30, 1996 and for the years ended December 31, 1995 and 1994, respectively, in conformity with generally accepted accounting principles.

As discussed in Note 2 to the consolidated financial statements, the Company adopted the provisions of Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of", as of December 31, 1995.

As discussed in Notes 1 and 7, on September 30, 1996, certain members of the Predecessor's management purchased the Predecessor. The consolidated financial statements of the Company reflect assets and liabilities at fair value at the date of the purchase. As a result, the consolidated financial statements of the Company are presented on a different basis than those of the Predecessor and, therefore, are not comparable in all respects.



March 25, 1997
Houston, Texas


              TORCH ENERGY ADVISORS INCORPORATED AND SUBSIDIARIES
              ---------------------------------------------------
                          CONSOLIDATED BALANCE SHEETS
                          ---------------------------

                            (Amounts in Thousands)

                                    ASSETS
                                    ------

                                                December 31,
                                           -----------------------
                                             1996           1995
                                           --------       --------
                                          (Company)    (Predecessor)

CURRENT ASSETS:

 Cash and cash equivalents..............   $ 26,262       $ 11,165
 Investment in time deposits............        ---         36,066
 Accounts receivable - product marketing     70,531         38,771
 Accounts receivable - joint interest         8,939          8,354
  billing...............................
 Accounts receivable - oil and gas and       36,488         12,646
  other.................................
 Due from affiliates....................      8,648         29,262
 Note receivable from parent............        ---         17,748
 Oil and gas property held for sale.....        ---         67,337
 Other current assets...................      1,683          5,772
                                          ---------    -----------

     Total current assets...............    152,551        227,121
                                          ---------    -----------


PROPERTY AND EQUIPMENT, AT COST:

 Oil and gas (successful efforts method)     18,164         22,552
 Other fixed assets.....................      4,843         22,499
                                          ---------    -----------
                                             23,007         45,051

 Accumulated depreciation, depletion
  and amortization......................       (847)       (16,925)
                                          ---------    -----------

                                             22,160         28,126
                                          ---------    -----------

NOTES RECEIVABLE........................      2,000            ---

INVESTMENT IN EQUITY SECURITIES.........        ---          4,307

INVESTMENT IN AFFILIATES................     12,812          6,073

OTHER ASSETS............................        616          3,990
                                           --------    -----------
                                           $190,139       $269,617
                                           ========    ===========

         See accompanying notes to consolidated financial statements.

              TORCH ENERGY ADVISORS INCORPORATED AND SUBSIDIARIES
             ----------------------------------------------------
                    CONSOLIDATED BALANCE SHEETS (CONTINUED)
                    ---------------------------------------

                   (Amounts in Thousands, except Share Data)

            LIABILITIES AND STOCKHOLDERS' AND PREDECESSOR'S EQUITY
            ------------------------------------------------------


                                                             December 31,
                                                  -----------------------------------
                                                         1996               1995
                                                       (Company)        (Predecessor)
CURRENT LIABILITIES:
  Accounts payable - product marketing..                 60,025              $ 42,316
  Accounts payable - joint interest billing              20,762                12,872
  Advances from participants............                    741                 2,172
  Accrued liabilities...................                 22,060                10,668
  Note payable to bank..................                    ---                 3,400
  Due to affiliates.....................                  6,161                55,937
  Revenue, royalty and production taxes payable          42,280                19,981
                                                  -------------       ---------------

     Total current liabilities..........                152,029               147,346
                                                  -------------       ---------------

OTHER LIABILITIES.......................                  7,452                14,102
                                                  -------------       ---------------

NOTE PAYABLE TO PARENT..................                    ---                16,999
                                                  -------------       ---------------

SENIOR SUBORDINATED
NOTE PAYABLE  - AFFILIATE...............                 25,500                   ---
                                                  -------------       ---------------

DEFERRED REVENUE........................                    ---                11,698
                                                  -------------       ---------------

DEFERRED INCOME TAXES...................                    908                 1,878
                                                  -------------       ---------------

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' AND PREDECESSOR'S EQUITY:
  Common stock, par value $.01, 200,000 shares
   authorized, issued and outstanding at
   December 31, 1996; and par
  value $1.00, 1,000 shares authorized, issued
   and outstanding at December 31, 1995.                      2                     1
  Additional paid-in capital............                  1,998                32,142
  Unrealized loss in value of investment in
   equity securities, net...............                    ---                   (67)
  Retained earnings.....................                  2,250                45,518
                                                  -------------       ---------------
     Total stockholders' and predecessors' equity         4,250                77,594
                                                  -------------       ---------------
                                                        190,139              $269,617
                                                  =============       ===============


         See accompanying notes to consolidated financial statements.

              TORCH ENERGY ADVISORS INCORPORATED AND SUBSIDIARIES
              ---------------------------------------------------
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     -------------------------------------

                            (Amounts in Thousands)

                                                October 1,     January 1,
                                                 through         through            Year Ended December 31,
                                               December 31,   September 30,         -----------------------
                                                  1996            1996              1995              1994
                                                -------         -------           -------            -------
                                               (Company)      (Predecessor)     (Predecessor)      (Predecessor)
REVENUES:
  Oil and gas revenues..................         $ 6,327          $ 9,942           $15,403          $18,742
  Product marketing, net................           2,771            8,063            11,512           17,373
  Management fees.......................           5,774           23,651            18,620           17,236
  Overhead fees.........................           2,356            9,028            12,603           10,748
  Interest and other income.............             841            1,803             1,506            4,002
  Net gain on sale of assets............             ---            5,787            10,807              266
                                              ----------     ------------    --------------    -------------

    Total revenues......................          18,069           58,274            70,451           68,367
                                              ----------     ------------    --------------    -------------

COSTS AND EXPENSES:

  Oil and gas operating expenses........           2,678            4,188             3,908            4,575
  Depreciation, depletion and
   amortization.........................             847            6,553            12,883           15,143
  Provision for impairment of oil and
   gas properties..........................          ---              ---            16,000              ---
  General and administrative expenses...           9,825           27,795            34,556           35,725
  Interest expense......................             588            1,033             2,404            1,279
  Other expense.........................              16            3,120             3,512              245
                                              ----------     ------------    --------------    -------------

     Total costs and expenses...........          13,954           42,689            73,263           56,967
                                              ----------     ------------    --------------    -------------

Equity in earnings (loss) of affiliates
and investees...........................            (135)            (179)            1,532            1,313
                                              ----------     ------------    --------------    -------------

INCOME (LOSS) BEFORE INCOME TAXES AND
 MINORITY INTEREST......................           3,980           15,406            (1,280)          12,713

Income taxes (benefit)..................           1,267            2,277            (4,231)           3,265

Minority interest.......................             463              ---               ---               19
                                              ----------     ------------    --------------    -------------

NET INCOME..............................         $ 2,250          $13,129           $ 2,951          $ 9,429
                                              ==========     ============    ==============    =============


         See accompanying notes to consolidated financial statements.

              TORCH ENERGY ADVISORS INCORPORATED AND SUBSIDIARIES
       CONSOLIDATED STATEMENTS OF STOCKHOLDERS' AND PREDECESSOR'S EQUITY
                 OCTOBER 1, 1996 THROUGH DECEMBER 31, 1996 AND
                  JANUARY 1, 1996 THROUGH SEPTEMBER 30, 1996
                AND THE YEARS ENDED DECEMBER 31, 1995 AND 1994

                             (AMOUNTS IN THOUSANDS)

                                                                    UNREALIZED GAIN                      TOTAL
                                                                  (LOSS) IN VALUE OF                STOCKHOLDERS'  AND
                                      COMMON      ADDITIONAL     INVESTMENT IN EQUITY    RETAINED     PREDECESSOR'S
                             SHARES    STOCK   PAID-IN CAPITAL      SECURITIES, NET      EARNINGS        EQUITY
                           ---------  ------   ---------------   ---------------------   ---------  ------------------
Balance, January 1, 1994
 (Predecessor).............       1      $ 1       $ 32,142               $  ---           $ 33,138        $ 65,281

Unrealized gain in value
 of investment in
 equity securities (net
 of deferred taxes
 of $1,277)...............      ---      ---            ---                 2,372               ---           2,372

Net income.................     ---      ---            ---                   ---             9,429           9,429
                              ------  ------       --------               -------          --------        --------

Balance, December 31, 1994
  (Predecessor)............        1       1         32,142                 2,372            42,567          77,082

Unrealized loss in value
 of investment in
 equity securities (net
 of deferred tax
 benefit of $1,316).......       ---     ---            ---                (2,439)              ---          (2,439)

Net income.................      ---     ---            ---                   ---             2,951           2,951
                              ------  ------       --------               -------          --------        --------

Balance, December 31, 1995
  (Predecessor)............        1       1         32,142                   (67)           45,518          77,594

Unrealized loss in value
 of investment in
 equity securities (net
 of deferred tax
 expense of $6,265).......       ---      ---           ---                11,635               ---          11,635

Parent Contribution........      ---      ---        10,105                   ---               ---          10,105
                                                        ---
Cash Dividend to Torchmark.      ---      ---                                 ---           (35,625)        (35,625)

Distribution of investment                              ---
 in securities.............      ---      ---                             (11,568)          (58,212)        (69,780)
                                                        ---
Net Income.................      ---      ---           ---                   ---            13,129          13,129
                              ------   ------      --------               -------          --------        --------

Balance, September 30, 1996
  (Predecessor)............       1        1         42,247                   ---           (35,190)          7,058

Transfer of equity of
 Predecessor...............      (1)      (1)       (42,247)                  ---            35,190          (7,058)

Issuance of common stock
 pursuant to Management
 Buyout....................     200        2          1,998                   ---               ---           2,000


Net Income.................     ---      ---            ---                   ---             2,250           2,250
                              ------  ------       --------               -------          --------        --------

Balance, December 31, 1996
 (Company).................     200      $ 2        $ 1,998               $  ---           $  2,250        $  4,250
                              ======  ======       ========               =======          =========       ========




         See accompanying notes to consolidated financial statements.

              TORCH ENERGY ADVISORS INCORPORATED AND SUBSIDIARIES
              ---------------------------------------------------
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                     -------------------------------------

                            (Amounts in Thousands)




                                           October 1,     January 1,
                                            through         through
                                          December 31,   September 30,     Year Ended December 31,
                                                                           -----------------------
                                             1996            1996            1995           1994
                                          ----------       --------        --------       --------
                                           (Company)     (Predecessor)   (Predecessor)  (Predecessor)
CASH FLOWS FROM OPERATING ACTIVITIES:

 Net income.............................    $    2,250        $ 13,129       $  2,951       $  9,429
 Adjustments to reconcile net income
   to net cash provided by (used in)
   operating activities:
   Depreciation, depletion and
     amortization and impairment
      provision.........................           847           6,553         28,883         15,143
   Amortization of deferred revenues....           ---          (2,161)        (2,882)        (2,223)
   Equity in (earnings) loss of
    affiliates and
     investees..........................           135             179         (1,532)        (1,313)
   Minority interest....................           463             ---            ---             19
   Deferred income taxes................           908           6,315        (12,241)        (1,716)
   (Gain) loss on sale of oil and gas
     properties.........................           ---          (4,960)           144           (266)
   Gain on sale of Nuevo stock..........           ---             ---        (10,951)           ---
   Gain on sale of Gulf Canada stock....           ---          (2,516)           ---
   Loss on sale of Point Pedernales.....           ---           1,689            ---            ---
 Changes in assets and liabilities:
   Accounts receivable..................       (43,896)         13,589         15,007        (32,272)
   Due from affiliates..................        24,064         (19,657)       (12,599)        10,518
   Other current assets.................         4,895            (885)        (3,846)           (49)
   Accounts payable and accrued                 13,846         (19,021)       (33,702)        31,464
    liabilities.........................
   Due to affiliates....................        (5,567)         12,069         26,912          6,375
   Revenue, royalty and production
     taxes payable......................           333          17,006          2,670            173
   Other................................          (532)        (11,482)        10,479         (4,268)
                                            ----------   -------------      ---------       --------
Net cash flows provided by (used in)
 operating activities...................    $   (2,254)       $  9,847       $  9,293       $ 31,014
                                            ----------   -------------      ---------       --------

          See accompanying notes to consolidated financial statements.

              TORCH ENERGY ADVISORS INCORPORATED AND SUBSIDIARIES
              ---------------------------------------------------
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                     -------------------------------------

                            (Amounts in Thousands)



                                           October 1,     January 1,
                                            through         through
                                          December 31,   September 30,     Year Ended December 31,
                                                                          ------------------------
                                              1996            1996            1995           1994
                                            --------        --------        --------      ---------
                                           (Company)     (Predecessor)   (Predecessor)  (Predecessor)
CASH FLOWS FROM INVESTING ACTIVITIES:

 Time deposits..........................  $        ---        $ 36,066       $(36,066)  $       ---
 Acquisition escrow deposit.............           ---             ---         10,961        (10,961)
 Note receivable from officers..........        (2,000)            ---            ---            ---
 Proceeds from the sale of assets
   held for sale........................           ---             ---            ---         25,065
 Investment in assets held for sale.....           ---           9,248         (2,841)       (80,728)
 Proceeds from the sale of assets.......         1,200          16,335          6,970          3,104
 Proceeds from the sale of equity
   investments..........................           ---           4,208        102,166            ---
 Investment in property and equipment...          (816)        (13,982)        (9,911)       (43,553)
 Investment in affiliates and other
  equity interest.......................          (389)         (4,448)       (72,086)           ---
 Distributions from investments in                 ---             ---          1,197            351
  affiliates............................
 Cash acquired in Management
   Buyout...............................         6,502             ---            ---            ---
 Cash paid to Torchmark in
   Management Buyout....................       (15,500)            ---            ---            ---
                                              --------        --------       ----------    ---------
Net cash flows provided by (used in)
  investing activities..................      $(11,003)       $ 47,427       $    390      $(106,722)
                                              --------        --------       ----------    ---------

          See accompanying notes to consolidated financial statements.

              TORCH ENERGY ADVISORS INCORPORATED AND SUBSIDIARIES
               CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

                            (Amounts in Thousands)


                                                               October 1,     January 1,
                                                                through        through             Year Ended December 31,
                                                              December 31,   September 30,       --------------------------
                                                                  1996           1996              1995              1994
                                                                --------       --------          --------          --------
                                                                (Company)    (Predecessor)     (Predecessor)     (Predecessor)
CASH FLOWS FROM FINANCING ACTIVITIES:

    Proceeds from note payable to bank......................    $    ---       $    ---          $ 43,400          $ 60,370
    Repayment of note payable to bank.......................         ---            ---           (45,000)          (55,370)
    Repayment of note payable to parent.....................         ---            ---           (30,000)              ---
    Proceeds from note payable to parent....................         ---            ---            30,000               ---
    Payment of dividend to parent...........................         ---        (32,625)              ---               ---
    Parent contribution.....................................         ---         10,105               ---               ---
    Repayment of line of credit to bank.....................         ---         (3,400)              ---               ---
                                                                --------       --------          --------          --------
    Net cash flows provided by (used in)
     financing activities...................................         ---        (28,920)           (1,600)            5,000
                                                                --------       --------          --------          --------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS........     (13,257)        28,354             8,083           (70,708)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD............      39,519         11,165             3,082            73,790
                                                                --------       --------          --------          --------
CASH AND CASH EQUIVALENTS AT END OF PERIOD..................    $ 26,262       $ 39,519          $ 11,165          $  3,082
                                                                ========       ========          ========          ========
Supplemental disclosures of cash flow information:
    Cash paid (received) during the period for:
      Interest..............................................    $    168       $    985          $  6,492          $  1,961
                                                                ========       ========          ========          ========
      Income taxes..........................................    $    ---       $  5,026          $ (5,137)         $ 16,811
                                                                ========       ========          ========          ========


         See accompanying notes to consolidated financial statements.

                      TORCH ENERGY ADVISORS INCORPORATED
                      ----------------------------------
                               AND SUBSIDIARIES
                               ----------------

            Notes to Consolidated Financial Statements (Continued)
            ------------------------------------------------------


1.   ORGANIZATION
     ------------

     Torch Energy Advisors Incorporated (TEAI or the Company) provides oil and natural gas management and advisory services to corporations, insurance companies, private and public pension funds, foundations, endowments, foreign investors, private investors and public oil and gas companies. The Company is registered as an investment advisor under the Investment Advisors Act of 1941. Since inception, the Company has invested over $1 billion on behalf of its clients. The Company is headquartered in Houston, Texas, and maintains a representative office in Washington, D.C. and operational district offices in Texas, Oklahoma, California and Alabama.

     Until September 1996, TEAI (the "Predecessor" when discussing periods prior to September 30, 1996) operated as a single business segment and was a wholly owned subsidiary of Torchmark Corporation ("Torchmark"), an insurance and financial services holding company headquartered in Birmingham, Alabama. On September 30, 1996, certain members of the Predecessor's executive management, through the formation of Management Holding Company (MHC) and Torch Acquisition Company (TAC), purchased TEAI from Torchmark (the "Management Buyout"). Torchmark retained a warrant for 10% of the Company's common stock on a fully diluted basis. The Management Buyout was recorded using the purchase method of accounting as TEAI's executive management had no ownership in the Predecessor.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
     ------------------------------------------

     PRINCIPLES OF CONSOLIDATION -

     The consolidated financial statements include the accounts of the Company, its wholly owned subsidiaries and its majority owned subsidiaries. The Company's investments in 15 oil and gas partnerships ("partnerships") are accounted for under the equity method due to the Companys ability to exercise significant influence over operating and financial policies of the investees. All significant intercompany accounts and transactions have been eliminated. Effective December 1, 1994, the Company adopted the cost method of accounting for its long-term investment in Nuevo Energy Company ("Nuevo").The Company had previously used the equity method of accounting to record its investment in Nuevo. Using the equity method, the Company recognized equity in earnings of $.5 million related to Nuevo during the year ended December 31, 1994. In 1995, the Company sold its investment in Nuevo. In March 1996, the Company received 1.3 million Nuevo shares in exchange for certain California offshore oil properties. In September 1996, these shares were transferred to Torchmark in connection with the Management Buyout (See Notes 5 and 11).

     Effective November 1, 1996 Torch Energy Marketing, Inc. (TEMI), a wholly owned subsidiary, formed a limited liability company with an unaffiliated party to conduct gas marketing activities. TEMI acts as a manager and owns a 50% interest in this venture. During 1996, the Company formed two limited liability companies with an unaffiliated party to provide certain management, administrative and support services to a foreign party. The Company owns a 50% interest in both limited liability companies. As the Company effectively controls the ventures through management contracts and execution of the day-to-day operating and financial decisions, the activities for these ventures are included in the financial statements with the unaffiliated parties interest reflected as minority interest.

                      TORCH ENERGY ADVISORS INCORPORATED
                      ----------------------------------
                               AND SUBSIDIARIES
                               ----------------

            Notes to Consolidated Financial Statements (Continued)
            ------------------------------------------------------


     CASH AND CASH EQUIVALENTS -

     Cash in excess of the Company's daily requirements is generally invested in short-term highly liquid investments with original maturities of three months or less. Such investments are carried at cost, which approximates fair value and, for purposes of reporting cash flows, are considered to be cash equivalents.

     TIME DEPOSITS -

     Time deposits represent short-term highly liquid investments with original maturities of three months or less. Such investments are carried at cost, which approximates fair value (See Note 12).

     INVESTMENT IN EQUITY SECURITIES -

     Marketable investment securities are classified in three categories: trading, available-for-sale, or held-to-maturity. Trading securities are bought and held principally for the purpose of selling such securities in the near term. Held-to-maturity securities are those securities in which the Company has the ability and intent to hold the security until maturity. All other securities not included in trading or held-to-maturity are classified as available-for-sale.

     The Company has no held-to-maturity, available-for-sale or trading securities at December 31, 1996. The Predecessor had available-for-sale securities which were recorded at fair value, with unrealized gains and losses, excluded from earnings and reported as a separate component of Predecessor's equity, net of deferred taxes.

     Dividend and interest income are recognized when earned. Realized gains and losses for securities classified as available-for-sale were included in earnings and were derived using the specific identification method for determining the cost of securities sold.

     PROPERTY AND EQUIPMENT -

     Oil and gas properties are accounted for on the successful efforts method whereby costs, including lease acquisition and intangible drilling costs associated with exploration efforts which result in the discovery of proved reserves and costs associated with development wells, whether or not productive, are capitalized. Gain or loss is recognized when a property is sold or ceases to produce and is abandoned. Capitalized costs of producing oil and gas properties are amortized using the unit-of-production method based on units of proved reserves as estimated by independent petroleum engineers. Depreciation, depletion and amortization of oil and gas properties on a net equivalent barrel basis, assuming six MCF equal one net equivalent barrel of oil, was $1.66, $5.26, $8.09 and $8.58 during the periods October 1, 1996 through December 31, 1996 and January 1, 1996 through September 30, 1996, and the years ended December 31, 1995 and 1994, respectively.

     Prior to December 31, 1995, the Company determined the impairment of oil and gas properties on a world-wide basis. In the event that the total capitalized costs of oil and gas properties were to exceed estimated

                      TORCH ENERGY ADVISORS INCORPORATED
                      ----------------------------------
                               AND SUBSIDIARIES
                               ----------------

            Notes to Consolidated Financial Statements (Continued)
            ------------------------------------------------------


     undiscounted after tax future net revenues, such excess costs would be charged to current operations as a valuation provision. Based on this review no such provision was required during 1994. In March 1995, the Financial Accounting Standards Board issued Statement 121, "Accounting for the Impairment of long-lived Assets and for long-lived Assets to be Disposed of" ("Statement 121"). This statement requires that an impairment loss be recognized when the carrying amount of an asset exceeds the sum of the estimated future cash flow (undiscounted) of the asset. Under Statement 121, the Predecessor reviewed the impairment of proved oil and gas properties on a depletable unit basis. For each depletable unit determined to be impaired, an impairment loss equal to the difference between the carrying value and the fair value of the depletable unit was recognized. Fair value, on a depletable unit basis, was estimated to be the present value of expected future cash flows computed by applying estimated future oil and gas prices, as determined by management, to estimated future production of oil and gas reserves over the economic lives of the reserves. As a result of the Company's election to adopt Statement 121 on December 31, 1995, a provision of $16 million was charged against operations during 1995. The Company incurred no such writedown during the periods October 1, 1996 to December 31, 1996 and January 1, 1996 to September 30, 1996.

     Costs of acquiring undeveloped oil and gas leases are capitalized and assessed periodically to determine whether an impairment has occurred; appropriate valuation allowances are established when necessary. During 1994, a provision of $1.1 million was recorded and is included in depreciation, depletion and amortization expense. No such provision was required during the periods October 1, 1996 to December 31, 1996 and January 1, 1996 to September 30, 1996 and the year ended December 31, 1995.

     Fixed assets are depreciated on a straight-line basis over their estimated useful lives. Leasehold improvements, which are recorded at cost, are amortized on a straight-line basis over their estimated useful lives or the life of the lease, whichever is shorter.

     GAS BALANCING -

     The Company uses the entitlement method for recording sales of natural gas. Under the entitlement method of accounting, revenue is recorded based on the Company's net revenue interest in production. Deliveries of natural gas in excess of the Company's net revenue interest are recorded as liabilities and under-deliveries are recorded as assets. Production imbalances are recorded at the lower of the sales price in effect at the time of production or the current market value. At December 31, 1996 and 1995, the Company's liabilities due to gas sales in excess of its entitled share were approximately $3.9 million and $5.8 million, respectively, and the receivables for gas sales less than the Company's entitled share were approximately $1.4 million and $1.4 million, respectively.

     DERIVATIVES -

     The Company participates in certain crude oil and natural gas price swaps to reduce its exposure to price fluctuations. Settlement of gains and losses on price swap contracts are realized monthly, generally based upon the difference between the contract price and the average closing New York Mercantile Exchange (NYMEX) price and are reported as a component of oil and gas revenues. Gains or losses attributable to the termination of a swap contract are deferred and recognized in revenue when the hedged crude oil and natural gas are sold. There were no deferred gains or losses at December 31, 1996 or 1995. Product

                      TORCH ENERGY ADVISORS INCORPORATED
                      ----------------------------------
                               AND SUBSIDIARIES
                               ----------------

            Notes to Consolidated Financial Statements (Continued)
            ------------------------------------------------------


     marketing margin was decreased by $.1 million for the period October 1, 1996 through December 31, 1996, increased by $.8 million for the period January 1, 1996 through September 30, 1996 and decreased by $.8 million and $1.1 million in 1995 and 1994, respectively, as a result of such hedging activity.

     Gains and losses on other derivative financial instruments that qualify as a hedge of firmly committed or anticipated purchases and sales of oil and gas commodities are deferred and recognized in income when the related hedged transaction occurs. Gains or losses on derivative financial instruments that do not qualify as a hedge are recognized in income currently.

     MAJOR CUSTOMER -

     During the period October 1, 1996 through December 31, 1996, one customer accounted for 16% of the Company's combined revenues. There were no customers that accounted for more than 10% of the Company's revenues for the period January 1, 1996 through September 30, 1996 and the years ended December 31, 1995 and 1994. The Company does not believe that it is dependent upon any particular customer for sales of oil and gas.

     INCOME TAXES -

     MHC has applied with the Internal Revenue Service to be treated as an S Corporation for income tax purposes effective in 1997. Each MHC stockholder will be responsible for reporting its share of taxable income or loss and no federal income taxes will be recorded by the Company, except for a tax on excess net passive income and certain built-in gains.

     Prior to the consummation of the Management Buyout, the Predecessor and its subsidiaries were included in Torchmark's consolidated Federal income tax return. Income taxes were recorded as if the Predecessor and its subsidiaries filed a separate return and the Predecessor and its subsidiaries received a current benefit to the extent their losses were used in Torchmark's consolidated tax return. Taxes on income were reduced by utilizable tax credits in Torchmark's consolidated tax return. Subsequent to the Management Buyout, the Company is included in MHC's consolidated federal income tax return and income taxes are recorded as if a separate return is filed by the Company and its subsidiaries.

     Deferred taxes are accounted for using the asset and liability method of accounting for income taxes. Under this method, deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. The effect on deferred taxes of a change in tax rates is recognized in income in the period the change occurs.

     RECLASSIFICATIONS -

     Certain reclassifications of prior period statements have been made to conform with current reporting practices.

                      TORCH ENERGY ADVISORS INCORPORATED
                      ----------------------------------
                               AND SUBSIDIARIES
                               ----------------

            Notes to Consolidated Financial Statements (Continued)
            ------------------------------------------------------


     USE OF ESTIMATES -

     Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

3.   RELATED PARTY TRANSACTIONS-
     ---------------------------

     NOTE RECEIVABLES -

     On December 31, 1995, the Predecessor was issued a non-interest bearing note of approximately $18 million from Torchmark to replace an intercompany obligation of an affiliate. The note was forgiven by the Predecessor as a result of the Management Buyout.

     ASSET MANAGEMENT -

     The Company provides management services relating to oil and gas operations for third-party investors, affiliated entities, and investees, including oil and gas limited partnerships, Bellwether Exploration Company ("Bellwether"), and Nuevo. In accordance with the management agreements, the Company provides various accounting and administrative services for a fixed or variable fee. In addition, the Company receives additional compensation for services related to property or corporate acquisitions or divestitures. Total management fees received from such related parties amounted to $5.8 million, $23.7 million (includes $8 million related to Nuevo's purchase of Unocal California properties), $18.6 million and $17.2 million for the periods October 1, 1996 through December 31, 1996 and January 1, 1996 through September 30, 1996, and the years ended December 31, 1995 and 1994, respectively.

     In the ordinary course of business, the Company incurs intercompany balances resulting from the payment of costs and expenses on behalf of related parties and from charging management fees under the terms of the respective management and administrative agreements. Such amounts are settled on a regular basis, generally monthly.

     PRODUCT MARKETING -

     The Company markets oil and natural gas production for properties in which related parties own interests. The Company's marketing fee ranges from .5% to 3% of revenues; such charge is customary within the oil and gas industry. Such revenues amounted to $.8 million, $4.0 million, $2.7 million and $2.1 million for the periods October 1,1996 through December 31, 1996 and January 1, 1996 through September 30, 1996, and the years ended December 31,1995 and 1994, respectively.

     WELL OPERATIONS -

     The Company operates properties in which related parties own interests. These entities are charged for all customary expenses and cost reimbursements associated with such activities on the same basis as third

                      TORCH ENERGY ADVISORS INCORPORATED
                      ----------------------------------
                               AND SUBSIDIARIES
                               ----------------

            Notes to Consolidated Financial Statements (Continued)
            ------------------------------------------------------


     parties. Operators overhead charged to affiliates for the periods October 1, 1996 through December 31, 1996 and January 1, 1996 through September 30, 1996, and the years ended December 31, 1995 and 1994 for these activities was $1.2 million, $5.7 million, $7.4 million and $6.4 million, respectively.

     OTHER -

     Interest expense paid to related entities totaled $.6 million, $1.2 million and $.9 million for the period January 1, 1996 through September 30, 1996, and for the years ended December 31, 1995 and 1994. No interest expense was paid to related entities for the period October 1, 1996 through December 31, 1996.

     J.P. Bryan, an owner of MHC, is also chairman of Nuevo, Bellwether and Gulf Canada. The Company received $3.4 million, in management fees from these entities for the period October 1, 1996 through December 31, 1996.

4.   INCOME TAXES
     ------------

     The Company's and Predecessor's income tax provision for the periods October 1, 1996 through December 31, 1996 and January 1, 1996 through September 30, 1996, and the years ended December 31, 1995 and 1994 is comprised of the following (amounts in thousands):



                                          October 1,      January 1,
                                            through        through        Year Ended December 31,
                                         December 31,   September 30,  ----------------------------
                                             1996            1996           1995           1994
                                       --------------   -------------  --------------  ------------
                                           (Company)    (Predecessor)   (Predecessor)  (Predecessor)
Current income tax expense (benefit)
 Federal...............................        $  307         $(4,248)      $  7,576        $ 4,810
 State.................................            52             210            434            171
                                       --------------   -------------  --------------  ------------
                                                  359          (4,038)         8,010          4,981
                                       --------------   -------------  --------------  ------------
Deferred income tax expense (benefit)
 Federal...............................           809           5,747        (12,302)        (1,925)
 State.................................            99             568             61            209
                                       --------------   -------------  --------------  ------------
                                                  908           6,315        (12,241)        (1,716)
                                       --------------   -------------  --------------  ------------
                                               $1,267         $ 2,277       $ (4,231)       $ 3,265
                                       ==============   =============  ==============  ============


                      TORCH ENERGY ADVISORS INCORPORATED
                               AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


     The Company's effective income tax rate differed from the statutory tax rate as follows:

                         October 1, 1996      January 1, 1996
                            through              through           Year Ended December 31,
                           December 31,     September 30,        -----------------------------
                              1996                 1996               1995         1994
                       ----------------     -----------------    -------------  --------------
                           (Company)           (Predecessor)      (Predecessor) ((Predecessor)
Statutory tax rate              34%                     35%               (35)%           35%
State                            3                       3                 25              2
Section 29 tax credits          (1)                    (23)              (335)           (11)
Nondeductible travel and
  entertainment                ---                     ---                  4            ---
Other                          ---                     ---                  10           ---
                        ------------        ----------------     -------------  --------------
Effective tax rate              36%                     15%               (331)%          26%
                        ============        ================     =============  ==============

     Included in due to affiliates at December 31, 1996 and 1995 is the Company's current income tax payable of $307,000 due to MHC and the Predecessor's current income tax payable of $5.8 million - due to Torchmark, respectively.

     The tax effects of temporary differences that give rise to significant portions of the deferred tax liabilities (assets) at December 31, 1996, 1995 and 1994 are as follows (amounts in thousands):

                                                        December 31,
                                  December 31,      -----------------------
                                     1996              1995        1994
                                  ------------      ----------   ----------
                                   (Company)      (Predecessor) (Predecessor)
Oil and gas exploration and
  development costs               $    898          $  7,034     $   7,846
Investment in Nuevo                    ---               ---         7,648
Oil and gas property sales             ---               516           ---
Hedge revenue                          ---             1,618         1,855
Other                                  101             2,052         2,204
                                  --------          --------     ---------
Gross deferred tax liabilities         999            11,220        19,553
                                  --------          --------     ---------
Assets held for sale                   ---            (5,248)          ---
Deferred revenue                       ---            (4,094)       (4,118)
Other                                  (91)              ---           ---
                                  --------          --------     ---------
Gross deferred tax assets              (91)           (9,342)       (4,118)
                                  --------          --------     ---------
Net deferred tax liabilities      $    908          $  1,878     $  15,435
                                  ========          ========     =========

     The Company has determined that the deferred tax assets are more likely than not to be realized and a valuation allowance for such assets is not required at December 31, 1996, 1995 or 1994, respectively.

                      TORCH ENERGY ADVISORS INCORPORATED
                               AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


5.   Investments in Equity Securities

     In March 1996, the Predecessor sold 17 million shares of Gulf Canada Resources Ltd. ("Gulf Canada") shares (See Note 8), generating a pre-tax gain of approximately $2.5 million. In April 1996, the Predecessor received 1.3 million Nuevo shares (See Notes 8 and 11) in exchange for certain California offshore oil properties. In September 1996, the Predecessor's interest in Gulf Canada consisting of .9 million shares and 5.6 million warrants, Nuevo and an approximate 1% common stock interest in Bellwether was transferred to Torchmark in connection with the Management Buyout (See Note 7).


     During the period January 1, 1996 through September 30, 1996, the
Company recorded $16.1 million and $1.8 million in unrealized gains due to the difference between cost and market value in its investments in Nuevo and Gulf Canada, resulting in a carrying value at the time of the Management Buyout of $51.8 million and $6.0 million, respectively. At December 31, 1995, the carrying value of the investment in Gulf Canada of $3.9 million included an unrealized loss of $.1 million. At December 31, 1994, the carrying value of the investment in Nuevo of $26.4 million included an unrealized gain of $3.6 million. Carrying value of the investment in Bellwether approximated fair value for the period January 1, 1996 through September 30, 1996 and the years ending December 31, 1995 and 1994. There are no equity securities for the period October 1, 1996 through December 31, 1996.

     At December 31, 1995, the investments in equity securities consist of the Predecessor's interest in Gulf Canada and Bellwether.

     In September 1995, the Predecessor sold its then approximate 14% investment in Nuevo for $34 million, generating a pre-tax gain of approximately $11 million.

     There were no purchases or sales of equity securities during 1994.

6.   Retirement Plans and Other Postretirement Benefits

     During the two years ended December 31, 1995, employees of the Predecessor were covered by Torchmark's retirement plans, including a defined benefit pension plan and a defined contribution savings plan.

     Net periodic pension costs for the defined benefit plan were calculated on the projected unit credit actuarial cost method. The Predecessor's pension expense was $1.3 million and $1.1 million for the years ended December 31, 1995 and 1994, respectively. The savings plan was funded by employee and Predecessor contributions. The Predecessor's contributions for this plan totaled $.6 million for each of the years ended December 31, 1995 and 1994.

                      TORCH ENERGY ADVISORS INCORPORATED
                               AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


     Effective January 1, 1996, the Predecessor terminated its participation in the above plans and established a 401(k) retirement plan. During the period January 1, 1996 to September 30, 1996, the Predecessor contributed $1.3 million to the terminated plan leaving a balance of $2.1 million in accrued pension liabilities. This accrual was reversed into income as the Company has no requirements to contribute future fundings to the terminated plan. The 401(k) retirement plan is funded by employee and Company contributions. Employees may contribute up to 12% of their salaries and the Company matches 50% of employee contributions up to 6%. The Company's contributions to this plan total $.2 million and $.6 million for the period October 1, 1996 through December 31, 1996 and January 1, 1996 through September 30, 1996, respectively. In addition, the Company established a discretionary 401(k) retirement plan. During the first quarter of the year, the Company has the option of contributing an additional 3% of each employee s salary for the previous year to the plan. The Company's estimated contributions to this plan total $.3 million and $.9 million for the period October 1, 1996 through December 31, 1996 and January 1, 1996 through September 30, 1996. For both plans, an employee is required to have been employed a minimum of one year by the Company prior to participation.

7.   Management Buyout

     On September 30, 1996, the Management Buyout occurred whereby certain members of the Company's executive management purchased the Company from Torchmark for $41 million; $25.5 million in the form of a senior subordinated note payable (See Note 12) and $15.5 million in cash. Immediately prior to the Management Buyout, the Predecessor dividended its investments in Nuevo, Gulf Canada and Bellwether and certain other assets to Torchmark (See Note 8) and received a cash contribution from Torchmark for $10.5 million. As a result of this transaction, the Company received working and other interests in oil and gas properties. Predecessor management fees related to the properties conveyed to TEAI were $1.9 million, $2.6 million and $2.8 million for the period January 1, 1996 through September 30, 1996 and the years ended December 31, 1995 and 1994, respectively. In addition, the Company received interests in certain properties in exchange for consideration of up to $7 million, which is payable solely out of production and is contingent upon the properties achieving pricing and profitability thresholds. Based upon current pricing and profitability projections, no liability has been recorded as of December 31, 1996.

8.   Acquisitions and Dispositions of Assets

     On January 25, 1995, through a participation agreement, and an investor group led by the Predecessor closed a $55 million treasury share offering issued by Gulf Canada. The Predecessor purchased 17.9 million Ordinary shares at Can $5.375 (US $3.80) per share and received 13.75 million warrants to purchase Ordinary shares at Can $6.25 (US $4.42) per share for a total purchase price of $71.5 million.

     In December 1995, the Predecessor entered into a series of transactions which resulted in the sale of 17 million of the Gulf Canada shares to an affiliate of the Predecessor s principal lender for $68 million. In connection with the transaction, the Predecessor had certain performance obligations; $36.1 million of time deposits collaterized the transaction until such obligations were satisfied. In March 1996, the performance obligations were satisfied and the Predecessor recognized a pre-tax gain of approximately $2.5 million upon the sale of the Gulf Canada stock. In September 1996, the remaining .9 million Gulf Canada shares were transferred to Torchmark in conjunction with the Management Buyout.

                      TORCH ENERGY ADVISORS INCORPORATED
                               AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


     In April 1996, the Predecessor received 1.3 million Nuevo shares at $28 per share in exchange for certain California offshore oil properties. A loss of $1.7 million was recognized on this disposition. In September 1996, these shares were transferred to Torchmark in conjunction with the Management Buyout.


     The Predecessor used the cost method of accounting for both the Gulf Canada and Nuevo investments.

     In December, 1993, the Predecessor sold its interest in certain offshore oil and gas assets to a subsidiary of Norcen Resources Ltd. ("Norcen"), for $61 million and the assumption of $50 million of debt (See Note 12).
Such transaction resulted in a pre-tax gain of $22 million. In December 1995, the Predecessor recorded a charge of $1.9 million regarding the settling of certain matters on the Norcen transaction. Prior to July 1994, the Predecessor invested $17.8 million of net proceeds in producing oil and gas properties thus effecting a like kind exchange for Federal income tax purposes.

     During 1995, the Predecessor sold its interest in certain oil and gas properties to a third party for $6.6 million. During the period January 1, 1996 through September 30, 1996, the Predecessor sold its interest in certain oil and gas properties to a third party for $16.3 million, generating a pre-tax gain of $4.9 million.

9.   Other Long-Term Liabilities

     Other long-term liabilities at December 31, 1996 and 1995 consist of the following (amounts in millions):

                                           1996      1995
                                         --------  ---------
       Gas balancing obligations . .     $    ---  $     4.4
       Employee benefit liabilities.          ---        3.6
       Royalties payable . . . . . .          2.1        1.7
       Litigation provision. . . . .          1.3        ---
       Minority Interest . . . . . .           .5        ---
       Other . . . . . . . . . . . .          3.6        4.4
                                         --------  ---------
                                         $    7.5  $    14.1
                                         ========  =========

10.  Torch Energy Royalty Trust

     The Company serves as sponsor and operator of a majority of the properties in which the Torch Energy Royalty Trust (the "Trust") owns a net profits interest. The Company recorded deferred revenues of $12.1 million relating to the Trust (See Note 13). In connection with the formation of the Trust, the Company entered into an oil and gas purchase contract ("Purchase Contract") which expires on the termination date of the Trust, the earliest of which is January 1, 2003. Under the Purchase Contract, the Company is obligated to purchase all net production attributable to the Trust properties for indexed prices for oil and gas. Such prices are calculated monthly and are generally based on the average spot market prices of oil and gas, adjusted to reflect the terms of a hedge contract ("Hedge Contract"), which expires in the year 2000, to which the Company is a party. The Purchase Contract also provides that a minimum price of $1.70 per MMbtu will be paid by the Company for gas production. During the periods October 1, 1996 to December 31, 1996 and January 1, 1996 to September 30, 1996, the Company purchased 2,604 MMCF

                      TORCH ENERGY ADVISORS INCORPORATED
                               AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


and 8,488 MMCF of gas, respectively, and 35 Mbbls and 109 Mbbls of oil, respectively, at an average price of $2.06 and $1.80 per MCF, respectively, and $18.17 and $17.40 per Bbl, respectively. During the year ended December 31, 1995, the Company purchased 13,640 MMCF of gas and 188 Mbbls of oil at an average of $1.81 per MCF and $16.10 per Bbl. During the year ended December 31, 1994, the Company purchased 16,511 MMCF of gas and 298 MBbls of oil at an average price of $1.90 per MCF and $14.96 per Bbl. Under the Hedge Contract, monthly quantities of gas hedged decreased from 598,750 MMbtus of gas in 1994 to 17,250 MMbtus of gas in 2000 and monthly quantities of oil hedged decrease from 7,750 Bbls in 1994 to 167 Bbls in 2000. The price received for gas under the Hedge Contract increases from $1.81 per MMbtu in 1994 to $1.89 per MMbtu in 2000. The price received for oil under the Hedge Contract increases from $19.80 per Bbl in 1994 to $20.20 per Bbl in 2000.

     Additionally, the Company has purchased contracts expiring December
2001 to further limit its exposure to losses under the Purchase Contract.
Under these contracts, monthly quantities hedged decrease from 31,870 MMbtus per day in 1994 to 21,236 MMbtus per day in 2001 with pricing ranging in excess of $1.70 per MMbtu.

11.  Oil and Gas Property Held for Sale

     As manager of various institutional partnerships and public investors, the Company acquires oil and gas properties on behalf of these managed clients. The portion of the costs expected to be conveyed to these entities is capitalized as oil and gas property held for sale. These capitalized costs also include acquisition financing costs, evaluation, holding and closing costs. In addition, net operating revenues generated from these properties during the period from the date of acquisition to the date the properties are conveyed to the purchasing entities reduce the carrying amount of oil and gas properties held for sale. Proved reserves associated with the oil and gas property held for sale are not considered in the calculation of depreciation, depletion and amortization and are excluded from all supplemental oil and gas disclosures.

     In December 1995, $5.2 million of the Predecessor's oil and gas assets, which exclude the working interests associated with net profit interests owned by certain institutional investment programs and the Trust, were reclassified as oil and gas property held for sale since such assets were contemplated to be sold during 1996. During 1995 and 1994 such properties generated $7.2 million and $9.4 million of oil and gas revenues, net of lease operating expenses. These assets were recorded at fair value in accordance with Statement 121 (See
Note 2). During 1996, these assets were sold. In addition, during 1996 $17.0 million of certain oil and gas assets were reclassified from oil and gas property held for sale as the Company determined these assets would continue to be held. In April 1996, $41.1 million of California offshore oil properties classified as oil and gas property held for sale at December 31, 1995 and the related deferred income tax liability of $3.7 million was exchanged for 1.3 million Nuevo shares at $28 per share (See Note 8).

                      TORCH ENERGY ADVISORS INCORPORATED
                               AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)



12.  Debt

     Senior Subordinated Note Payable - Affiliate

On September 30, 1996, the Company recorded a $25.5 million Senior Subordinated Note payable to Torchmark as part of the purchase price for the Management Buyout. This note accrues interest at 9% per annum, 7% payable semiannually and 2% payable upon maturity or prepayment of the note. The principal of this note is due and payable on September 30, 2004.

     Line of Credit -

     The Company maintains a $13 million credit facility with a bank.
Interest accrues on indebtedness, at the Company's option, at the bank's prime rate if less than 50% of revolver borrowing base is outstanding ($10 million at December 31, 1996), plus .25% if 50% or more, but less than 75% of revolver borrowing base is outstanding or plus .50% if 75% or more of revolver borrowing base is outstanding; or the London Interbank Offered Rate ("LIBOR") plus 1.5% if less than 50% of revolver borrowing base is outstanding, 1.75% if 50% or more, but less than 75% of revolver borrowing base is outstanding or 2% if 75% or more of revolver borrowing base is outstanding (8.25% at December 31, 1996). The loan agreement with the bank contains, among other things, provisions for the maintenance of certain financial ratios and restrictions on additional debt. Certain oil and gas properties, stock and fixed assets secure the credit facility which matures on September 30, 1999. There is no outstanding balance under the line of credit at December 31, 1996. Prior to September 30, 1996, the Predecessor had a $50 million credit facility with a bank. Interest accrued on indebtedness at the Predecessor s option, at the bank s prime rate plus .5% or the LIBOR plus 2%. At December 31, 1995, the Predecessor had pledged substantially all of its oil and gas property interests and $36.1 million of time deposits as collateral under this facility. At December 31, 1995 and 1994, the outstanding balance under the line of credit was $3.4 million and $5.0 million, respectively. The bank credit facility s carrying value approximates fair value as these notes bear interest at rates which approximate current market rates.


     Notes Payable to Parent -

     In January 1993, the Predecessor borrowed $67 repay a credit facility with a syndicate of banks. accrued interest at 9.375% per annum, payable monthly, and matured in January 1994 at which time the credit facility was extended to January 1996. In December 1993, $50 million of debt was assumed by Norcen in conjunction with the property sale of certain offshore assets (See Note 8). At December 31, 1995, the outstanding balance of the note payable to Parent was $17 million. On September 30, 1996, the balance was extinguished in conjunction with the Management Buyout.

13.  Deferred Revenue

     Deferred revenue at December 31, 1995 related to prepaid management fees to be earned in conjunction with the formation of the Trust and a commission related to the Gulf Canada transaction. For the Trust

                      TORCH ENERGY ADVISORS INCORPORATED
                               AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


fees, deferred revenue was being amortized, based on estimated production presented in reserve reports, through 2003. For Gulf Canada fees, deferred revenue was being amortized over three years as the Predecessor maintained certain responsibilities under a participation agreement (See Note 8). In conjunction with the Management Buyout, Torchmark was distributed the Gulf Canada stock and assumed the responsibilities under the participation agreement. No deferred revenue was recorded in conjunction with the Management Buyout. Predecessor management fees related to these properties were $2.5 million, $3.2 million and $2.4 million for the period January 1, 1996 through September 30, 1996 and the years ended December 31, 1995 and 1994, respectively.

14.  Commitments and Contingencies

     Litigation -

     The Company is involved in certain litigation arising out of the normal course of business, none of which, in the opinion of the Company, will have any material adverse effect on the financial position or results of operations of the Company as a whole. Certain lawsuits to which the Company was a party were assumed by Torchmark as a result of the Management Buyout.

     Lease Obligations -

     Rental expense for operating leases was approximately $.6 million, $1.6 million, $2.3 million and $2.2 million for the periods October 1, 1996 through December 31 1996 and January 1, 1996 through September 30, 1996 and the years ended December 31, 1995 and 1994, respectively.

     Future minimum payments under all noncancellable leases, including amounts allocable to affiliates, having initial terms of one year or more
consisted of the following as of December 31, 1996 (amounts in    thousands):

                                      Operating
          Year Ending December 31,     Leases
          ------------------------   ----------
          1997 . . . . . . . .       $    2,195
          1998 . . . . . . . .            1,440
          1999 . . . . . . . .              ---
          2000 . . . . . . . .              ---
          2001 . . . . . . . .              ---
          Thereafter . . . . .              ---
                                     ----------
                                     $    3,635
                                     ==========

                      TORCH ENERGY ADVISORS INCORPORATED
                               AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


15.  Financial Derivatives

     The Company has only limited involvement with derivative financial instruments and does not use them for trading purposes. They are used to manage well-defined commodity price risks.

     The Company uses oil and gas swap agreements to hedge anticipated purchases for pricing commitments of crude oil and natural gas. Under the swap agreements, the Company receives or makes payments based on the differential between a specified price and the actual price of crude oil and natural gas.
At December 31, 1996, the Company had natural gas swap agreements with broker-dealers to exchange monthly payments on notional quantities amounting to 48 million MMBTU over the ensuing 5 years. Under the swap agreements, the Company will realize an average floor price of $1.87 per MMBTU. Under a 71 Mbbl oil swap agreement, the Company will realize a floor price of $19.98 per barrel.
At December 31, 1996, the Company also had a swap agreement on notional quantities of 9.2 million MMBtus under which prices are capped at $2.37 decreasing to $2.22 over the remaining five years.

     Determination of Fair Values of Financial Instruments

     Fair value for cash, short-term investments, receivables, other assets and payables approximates carrying value. The following table details the carrying values and approximate fair values of the Company's other investments and derivative financial instruments at December 31, 1996.

     (Amounts in thousands)              Carrying   Approximate
                                           Value    Fair Value
                                       -----------  -----------
     Derivative assets:
       Crude Oil price swaps           $    ---       $  (206)
       Natural gas price swaps              ---        (1,945)
       Long-term debt (See Note 12)      25,500         25,500

     The Company is exposed to credit losses in the event of nonperformance by the counterparties to its nonderivative financial assets but has no off-balance- sheet credit risk of accounting loss. The Company anticipates, however, that counterparties will be able to fully satisfy their obligations under the contracts. Futures contracts are guaranteed settlement by the NYMEX and have nominal credit risk.

16.  Subsequent Events (unaudited)

     In March 1997, Bellwether, a publicly traded oil and gas company for which the Company acts as manager pursuant to a management agreement, filed a registration statement which facilitates the purchase of oil and gas properties of certain partnerships under which the Company is a general partner and provides management services. As a result, it is anticipated that the Company will receive an estimated $18.4 million for its interests in these properties. In addition, the Company will receive .15 million shares of Bellwether common stock and warrants to purchase an additional .1 million shares of Bellwether common stock at $12.90 per share as a fee for advising Bellwether in connection with the sale. Management fees earned from the partnerships were $.9 million, $2.7 million, $3.5 million and $4.0 million for the periods October 1, 1996 through December 31, 1996 and January 1, 1996 through September 30, 1996 and for

                      TORCH ENERGY ADVISORS INCORPORATED
                               AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


the years ended December 31, 1995 and 1994, respectively. Consummation of the anticipated transaction will result in increased Bellwether management fees. There can be no assurance that this transaction will be completed.

17.  Noncash Transactions

     During 1996, $17 million of certain oil and gas assets were reclassified from oil and gas property held for sale as the Company determined these assets would continue to be held (See Note 11).

     In April 1996, the Predecessor received 1.3 million Nuevo shares in exchange for $41.1 million of certain California offshore oil properties (See Notes 5, 8 and 11). As part of the consideration on this exchange, Nuevo assumed a deferred federal income tax liability of $3.7 million.

18.  Supplementary Oil and Gas Data (unaudited)

     Oil and Gas Producing Activities -

     Included herein is information with respect to oil and gas acquisition, exploration, development and production activities, which is based on estimates of year-end oil and gas reserve quantities and estimates of future development costs and production schedules. Reserve quantities and future production are primarily based upon reserve reports prepared by independent petroleum engineering firms of Gruy Engineering Corporation, H.J. Gruy and Associates, Inc., Ryder Scott Company, Netherland, Sewell & Associates, Inc., and T.J. Smith & Company, Inc. and by in-house reserve engineers. These estimates are inherently imprecise and subject to substantial revision.

     Estimates of future net cash flows from proved reserves of gas, oil, condensate and natural gas liquids (NGL's) were made in accordance with Financial Accounting Standards Board Statement No. 69, "Disclosures about Oil and Gas Producing Activities." The estimates are based on prices in effect at year-end. Estimated future cash inflows are reduced by estimated future development and production costs based on year-end cost levels, assuming continuation of existing economic conditions, and by estimated future income tax expense. Tax expense is calculated by applying the existing statutory tax rates, including any known future changes, to the pre-tax net cash flows, less depreciation of the tax basis of the properties and depletion allowances applicable to the gas, oil, condensate and NGL's production. The results of these disclosures should not be construed to represent the fair market value of the Company's oil and gas properties. A market value determination would include many additional factors including: (i) anticipated future increases or decreases in oil and gas prices and production and development costs; (ii) an allowance for return on investment; (iii) the value of additional reserves, not considered proved at the present, which may be recovered as a result of further exploration and development activities; and (iv) other business risks.

                      TORCH ENERGY ADVISORS INCORPORATED
                               AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


     Costs incurred -

     The following table sets forth the capitalized costs incurred in oil and gas activities for the years ended December 31, 1996, 1995 and 1994 (amounts in thousands):

                                        Year Ended December 31,
                                    ----------------------------
                                      1996      1995       1994
                                    ---------  --------  --------
Costs incurred during the year:
 Property acquisition. . . . . . .  $     ---  $    ---  $ 26,069
 Exploration . . . . . . . . . . .        ---       ---       ---
 Development . . . . . . . . . . .      9,078     2,443    11,034
                                    ---------  --------  --------
                                    $   9,078  $  2,443  $ 37,103
                                    =========  ========  ========

Capitalized costs relating to oil and gas activities -

The following table sets forth the capitalized costs relating to oil and gas activities and the associated accumulated depreciation, depletion and amortization (amounts in thousands):

                                             December 31,
                                    ----------------------------
                                      1996      1995       1994
                                    --------  --------  --------
Capitalized costs:
 Proved properties . . . . . . . .  $ 18,164  $ 22,552  $ 79,627
 Unevaluated properties. . . . . .       ---       ---       ---
                                    --------  --------  --------
 Total capitalized costs . . . . .    18,164    22,552    79,627
 Accumulated depreciation,
  depletion and amortization . . .     (698)   (7,261)  (32,271)
                                    --------  --------  --------
 Net capitalized costs . . . . . .  $ 17,466  $ 15,291  $ 47,356
                                    ========  ========  ========

                      TORCH ENERGY ADVISORS INCORPORATED
                               AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


Results of Operations for producing activities (amounts in thousands) -

                                                              October 1,     January 1,
                                                                through       through       Year Ended December 31,
                                                              December 31,  September 30,   -----------------------
                                                                  1996          1996            1995         1994
                                                              ------------  ------------    ----------    ----------
                                                               (Company)    (Predecessor)  (Predecessor) (Predecessor)
Revenues from oil and gas producing activities.........         $ 6,327      $ 9,942         $ 15,403     $ 18,742
Production costs.......................................          (2,678)      (4,188)          (3,908)      (4,575)
Depreciation, depletion and amortization...............            (698)      (3,922)          (9,956)     (12,778)
Provision on impairment on oil and gas
 properties............................................             ---          ---          (16,000)         ---
Income tax provision...................................          (1,003)        (641)           5,061         (486)
                                                            ------------  ------------     ----------    ----------
Results of operations from producing activities
 (excluding corporate overhead and interest
 costs)................................................        $  1,948     $  1,191         $ (9,400)    $    903
                                                            ============  ============    ===========   ==========


Reserves-

The Company's estimated total proved and proved developed reserves of oil and gas for the years ended December 31, 1996, 1995 and 1994 are as follows:

                                            1996               1995                1994
                                     -----------------   ----------------     ---------------
                                       Oil       Gas      Oil       Gas        Oil      Gas
                                     (Mbbl)     (Mmcf)   (Mbbl)    (Mmcf)     (Mbbl)   (Mmcf)
                                     ------     ------   ------    ------     ------   ------
Proved reserves at
beginning of year .................   1,294     11,158    3,119    28,287     1,732    17,365
Purchases of reserves
in place...........................     226     94,272      ---       ---     2,178    15,717
Sales of reserves in place.........  (2,740)    (2,091)    (654)   (7,144)     (171)     (121)
Revisions of previous
estimates..........................     (75)    (1,609)     118      (957)      (30)   (1,075)
Transfer (to)/from assets held
for sale...........................   3,054     15,556     (806)   (5,056)      ---       ---
Extensions and discoveries.........      41     10,714       22       383        62     1,420
Production.........................    (370)    (5,199)    (505)   (4,355)     (652)   (5,019)
                                     ------    -------   ------    ------    ------    ------
Proved reserves at end
of year............................   1,430    122,801    1,294    11,158     3,119    28,287
                                     ======    =======   ======    ======    ======    ======
Proved developed reserves -
Beginning of year..................     992      9,583    2,562    24,251     1,470    15,477
                                     ======    =======   ======    ======    ======    ======
End of year........................   1,141    111,166      992     9,583     2,562    24,251
                                     ======    =======   ======    ======    ======    ======

                      TORCH ENERGY ADVISORS INCORPORATED
                               AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


Discounted future net cash flows -

The standardized measure of discounted future net cash flows and changes therein related to proved oil and gas reserves are shown below (amounts in thousands):

                                            Year Ended December 31,
                                         -------------------------------
                                           1996        1995        1994
                                         ---------   --------   --------
Future cash inflows....................  $ 499,396   $ 44,310   $ 96,106
Future production costs................   (274,243)   (14,982)   (35,398)
Future development costs...............     (8,390)    (2,575)    (8,693)
                                         ---------   --------   --------
Future net inflows before income tax...    216,763     26,753     52,015
Future income taxes....................    (68,539)    (5,894)    (5,107)
                                         ---------   --------   --------
Future net cash flows..................    148,224     20,859     46,908
10% discount factor....................    (75,345)    (6,191)   (10,425)
                                         ---------   --------   --------
Standardized measure of discounted
 future net cash flows.................  $  72,879   $ 14,668   $ 36,483
                                         =========   ========   ========

                      TORCH ENERGY ADVISORS INCORPORATED
                               AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


The following are the principal sources of change in the standardized measure of discounted future net cash flows (amounts in thousands):

                                                  Year Ended December 31,
                                               ------------------------------
                                                 1996       1995       1994
                                               ---------  ---------  ---------
Standardized measure -
 Beginning of year...........................  $  14,668  $  36,483  $ 22,560
 Sales, net of production costs..............     (9,403)   (11,495)  (14,167)
 Transfer (to)/from assets held for sale.....     23,445     (5,417)      ---
 Purchases of reserves in-place..............     68,698        ---    17,520
 Net change in prices and
  production costs...........................        406      4,147    (1,300)
 Extensions, discoveries and
  improved recovery, net of future
  production and development costs...........      8,008        266        60
 Changes in estimated future
  development costs..........................       (786)      (147)    1,048
 Development costs incurred during
  the period.................................      9,078      2,443    11,034
 Revisions of quantity estimates.............       (349)      (271)     (961)
 Accretion of discount.......................      1,692      3,648     2,293
 Net change in income taxes..................    (27,467)    (2,257)      366
 Sales of reserves in-place..................    (18,686)    (8,513)     (742)
 Changes in production rates and
  other......................................      3,575     (4,219)   (1,228)
                                               ---------  ---------  ---------
Standardized measure -
 End of year.................................  $  72,879  $  14,668  $ 36,483
                                               =========  =========  =========


                      TORCH ENERGY ADVISORS INCORPORATED
                      ----------------------------------
                                AND SUSIDIARIES
                                ---------------

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                    CONDITION AND RESULTS OF OPERATIONS OF
                      TORCH ENERGY ADVISORS INCORPORATED
                                  (Unaudited)

     The following should be read in conjunction with the consolidated financial statements, and the related notes thereto, of Torch Energy Advisors Incorporated and its subsidiaries (the "Company").

DISCUSSION OF YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

     The following table sets forth certain information about the Company for the periods presented (in thousands of dollars):

                                   DECEMBER 31,           Increase (Decrease)
                                   ------------          ---------------------
                            1996       1995       1994    1996-1995 1995-1994
                           ------  ------------  ------  ---------- ----------

PRODUCTION:
   Oil and gas
    condensate
    (MBBL)...............     370           505      652    (26.7)%    (22.5)%
   Natural gas (MMCF)....   5,199         4,355    5,019     19.4 %    (13.2)%

AVERAGE SALES PRICE:
   Oil and gas
    condensate
    (per BBL)............  $16.76        $16.67  $ 14.96       .5 %     11.4 %
   Natural gas (per
    MCF).................  $ 1.92        $ 1.60  $  1.79     20.0 %    (10.6)%

Average Unit Production
  Cost Per Mcfe (a)......  $ 0.92        $ 0.53  $  0.51     73.6 %      3.9 %
Average Unit Depletion
  Rate Per Mcfe (b)......  $ 0.62        $ 1.35  $  1.43    (54.1)%     (5.6)%

Management Fee
 Revenues................ $29,425       $18,620  $17,236     58.0 %      8.0 %

(a) Costs incurred to operate and maintain wells and related equipment and facilities including ad valorem and severance taxes.

(b) 1996 reflects the impact of the Management Buyout at September 30, 1996.

                      TORCH ENERGY ADVISORS INCORPORATED
                      ----------------------------------
                                AND SUSIDIARIES
                                ---------------

Revenues

     Oil and gas revenues for 1996 were $16.3 million, up 6% from oil and gas revenues of $15.4 million in 1995. Such increase is mainly attributable to the receipt of certain oil and gas properties in September 1996 as a result of the Management Buyout offset by the sale of certain oil and gas properties in December 1995 (See Notes 7 and 8 of the Notes to Consolidated Financial Statements). Oil revenues decreased 25% to $6.3 million in 1996 from $8.4 million in 1995. Gas revenues increased 43% to $10.0 million in 1996 from $7.0 million in 1995. Revenues are favorably impacted due to increased pricing during 1996. Oil and gas revenues for 1995 were $15.4 million, down 18% from oil and gas revenues of $18.7 million in 1994. Such decrease is mainly attributable to the sale of certain assets in March 1995, changes in prices and low volumes. Oil revenues decreased 14% to $8.4 million in 1995 from $9.8 million in 1994. Gas revenues decreased 21% to $7.0 million in 1995 from $8.9 million in 1994. During 1995 and 1994, all gas production owned by the Company was sold at spot prices.

     Management fees totaled $29.4 million, $18.6 million and $17.2 million in 1996, 1995 and 1994, respectively. Such fees are expected to decrease during 1997 as a result of the Management Buyout (See Notes 7 and 13 of the Notes to Consolidated Financial Statements). Assets under management increased to $1.7 billion in 1996 from $1.0 billion in 1995. Assets under management decreased to $1.0 billion in 1995 from $1.3 billion in 1994.

     In September 1995, the Company sold its approximate 14% investment in Nuevo for $34 million, generating a pre-tax gain of approximately $11 million. In March 1996, the Company sold 17 million Gulf Canada shares, generating a pre-tax gain of approximately $2.5 million. In April 1996, the Company received 1.3 million Nuevo shares in exchange for certain California offshore oil properties. A loss of $1.7 million was recognized on this disposition. In September 1996, the Company's interest in Gulf Canada and Nuevo was transferred to Torchmark in connection with the Management Buyout. In August 1996 and September 1996, the Company sold its interest in certain oil and gas properties to a third party for $16.3 million, generating a pre-tax gain of $4.9 million. (See Notes 1, 5 and 8 of the Notes to Consolidated Financial Statements).

Expenses

     Oil and gas expenses for 1996 totaled $6.9 million, up 77% from 1995 oil and gas operating expenses of $3.9 million. Such increase is mainly attributable to the receipt of certain oil and gas properties in September 1996 as a result of the Management Buyout offset by the sale of certain oil and gas properties in December 1995 (See Notes 7 and 8 of the Notes to Consolidated Financial Statements). The average unit production cost per Mcfe in 1996 was $.92 as compared to an average unit production cost per Mcfe in 1995 of $.53. Oil and gas expenses for 1995 totaled $3.9 million, down 15% from 1994 oil and gas operating expenses of $4.6 million. Such decrease is mainly attributable to the sale of certain assets in March 1995. The average unit production cost per Mcfe in 1995 was $.53 as compared to an average unit production cost per Mcfe in 1994 of $.51.

     The Company elected to adopt Statement 121 on December 31, 1995 resulting in a provision of $16 million being charged against operations during 1995 (See
Note 2 of the Notes to Consolidated Financial Statements).

                      TORCH ENERGY ADVISORS INCORPORATED
                      ----------------------------------
                                AND SUSIDIARIES
                                ---------------

     General and administrative expenses totaled $37.6 million, $34.6 million and $35.7 million in 1996, 1995 and 1994, respectively.

     Interest expense decreased by 33% to $1.6 million in 1996 from $2.4 million in 1995. Such decrease is primarily due to $30 million of borrowings from Torchmark which was outstanding from January to March of 1995 (See Note 12 of the Notes to Consolidated Financial Statements). Interest expense increased by 85% to $2.4 million in 1995 from $1.3 million in 1994. Such increase is primarily due to $30 million of borrowings from Torchmark and utilizing the Company's credit facility to purchase Gulf Canada stock.

Product Marketing Activities

     The product marketing, net decreased by 6% to $10.8 million in 1996 from $11.5 million in 1995. The product marketing operating margin decreased by 34% to $11.5 million in 1995 from $17.4 million in 1994. Such decrease mainly resulted from a one-time fee earned by the Company in connection with a gas purchase contract in 1994 (See Note 10 of the Notes to Consolidated Financial Statements).

Equity in Earnings of Affiliates and Investees

     Equity in earnings of affiliates and investees consists of Nuevo, oil and gas partnership interests and other investments. Effective December 1, 1994, the Company adopted the cost method of accounting for its long-term investment in Nuevo Energy Company ("Nuevo"). The Company had previously used the equity method of accounting to record its investment in Nuevo. Using the equity method, the Company recognized equity in earnings of $.5 million related to Nuevo during the year ended December 31, 1994. In 1995, the Company sold its investment in Nuevo. In March 1996, the Company received 1.3 million Nuevo shares in exchange for certain California offshore oil properties. In September 1996, these shares were transferred to Torchmark in connection with the Management Buyout (See Notes 1 and 5 of the Notes to Consolidated Financial Statements).

Minority Interest

     Effective November 1, 1996 Torch Energy Marketing, Inc. (TEMI), a wholly owned subsidiary, formed a limited liability company with an unaffiliated party to conduct gas marketing activities. TEMI acts as a manager and owns a 50% interest in this venture. During 1996, the Company formed two limited liability companies with an unaffiliated party to provide certain management, administrative and support services to a foreign party. The Company owns a 50% interest in both limited liability companies. As the Company effectively controls the ventures, the companies' activities for these ventures is included in the financial statements with the unaffiliated parties interest reflected as minority interest.

                      TORCH ENERGY ADVISORS INCORPORATED
                      ----------------------------------
                                AND SUSIDIARIES
                                ---------------


Net Income

     The foregoing activities resulted in the following net income (amounts in thousands):


                                           1996      1995     1994
                                         --------  --------  -------
Income (loss) before income taxes and
 minority interest.....................   $19,386  $(1,280)  $12,713

Net income.............................   $15,379    2,951   $ 9,429

LIQUIDITY AND CAPITAL RESOURCES

     Net cash provided by operating activities was $ 7.6 million, $9.3 million and $31.0 million for the years ended December 31, 1996, 1995 and 1994, respectively. In each of the years considered, operating cash flows were affected by significant changes in assets and liabilities due to the Company incurring costs, in the ordinary course of business, on behalf of its managed entities. In December 1995, $5.2 million of the Company's oil and gas assets, which exclude the working interests associated with net profit interests owned by certain institutional investment programs and the Trust, were reclassified as oil and gas property held for sale since such assets were contemplated to be sold during 1996. The Company spent $14.8 million, $9.9 million and $43.6 million on investments in property and equipment in 1996, 1995 and 1994, respectively. In August 1996 and September 1996, the Company sold its interest in certain oil and gas properties to a third party generating $16.3 million in cash (See Note 8 of the Notes to Consolidated Statements). A significant amount of the 1994 capital expenditures were funded by proceeds the Company received in December 1993 in connection with the sale of its interest in certain offshore oil and gas assets in the Gulf of Mexico for $61 million and the assumption of $50 million of debt. Such transaction resulted in a gain of $22.0 million. In December 1995, the Company recorded a charge of $1.9 million regarding the settling of this transaction. In September 1995, the Company sold its approximate 14% investment in Nuevo generating $34 million in cash (See Note 5 of the Notes to Consolidated Financial Statements).

     The Company spent $2.8 million and $80.7 million in 1995 and 1994, respectively, for acquisitions of oil and gas properties sold to institutional investors participating in various current programs or third parties. No such events occured in 1996.

Financing Activities

     In September 1996, the Company negotiated a $13 million credit facility with a bank. Interest accrues on indebtedness, at the Company's option, at the bank's prime rate if less than 50% of revolver borrowing base is outstanding ($10 million at December 31, 1996), plus .25% if 50% or more, but less than 75% of revolver borrowing base is outstanding or plus .5% if 75% or more of revolver borrowing base is outstanding; or the London Interbank Offered Rate ("LIBOR") plus 1.5% if less than 50% of revolver borrowing base is outstanding, 1.75% if 50% or more, but less than 75% of revolver borrowing base is outstanding or 2% if 75% or more of revolver borrowing base is outstanding (8.25% at December 31, 1996). The loan agreement with the bank contains, among other things, provisions for the maintenance of certain financial ratios and restrictions on additional debt. Certain oil and gas properties, stock and fixed assets secure the credit facility which matures on September 30, 1999. There is no outstanding balance under the line of credit at December 31, 1996. Prior to September 30, 1996, the Company had a $50 million credit facility with a bank. Interest

                      TORCH ENERGY ADVISORS INCORPORATED
                      ----------------------------------
                                AND SUSIDIARIES
                                ---------------


accrued on indebtedness at the Company's option, at the bank's prime rate plus
 .5% or the LIBOR plus 2%. At December 31, 1995, the Company had pledged substantially all of its oil and gas property interests and $36.1 million of time deposits as collateral under this facility. At December 31, 1995 and 1994, the outstanding balance under the line of credit was $3.4 million and $5.0 million, respectively. The bank credit facility's carrying value approximates fair value as these notes bear interest at rates which approximate current market rates.

     In January 1993, the Company borrowed $67 million from Torchmark to repay a credit facility with a syndicate of banks. Such promissory note accrued interest at 9.375% per annum, payable monthly, and matured in January 1994 at which time the credit facility was extended to January 1996. In December 1993, $50 million of debt was assumed by the buyer in conjunction with the property sale of certain offshore assets (See Note 8 of the Notes to Consolidated Financial Statements).

     In December 1995, the Company entered into a series of transactions which resulted in the sale of 17 million of the Gulf Canada shares to an affiliate of the Company's principal lender for $68 million. In connection with the transaction, the Company had certain performance obligations; $36.1 million of time deposits collaterized this transaction until such obligations were satisfied in March 1996.

     At December 31, 1995 and 1994, the outstanding balance of the note payable to Torchmark was $17 million. At December 31, 1996, there is no outstanding balance as a result of the Management Buyout.

     On September 30, 1996, the Company recorded a $25.5 million Senior
Subordinated Note payable to   Torchmark as part of the purchase price for the
Management Buyout. This note accrues interest at 9% per annum, 7% payable semiannually and 2% payable upon maturity or prepayment of the note. The
principal   of this note is due and payable on September 30, 2004.

Crude Oil and Natural Gas Price Swaps

     The Company uses oil and gas swap agreements to hedge anticipated purchases for pricing commitments of crude oil and natural gas. Under the swap agreements, the Company receives or makes payments based on the differential between a specified price and the actual price of crude oil and natural gas. At December 31, 1996, the Company had natural gas swap agreements with broker-dealers to exchange monthly payments on notional quantities amounting to 47 million MMBTU over the ensuing 5 years. Under the swap agreements, the Company will realize an average floor price of $1.87 per MMBTU. Under a 71 Mbbl oil swap agreement, the Company will realize a floor price of $19.98 per barrel. At December 31, 1996, the Company also had a swap agreement on notional quantities of 9.2 million MMBtus under which prices are capped at $2.37 decreasing to $2.22 over the remaining five years.

Outlook

     In March 1997, Bellwether, a publicly traded oil and gas company for which the Company acts as manager pursuant to a management agreement, filed a registration statement which facilitates the purchase of oil and gas properties of certain partnerships under which the Company is a general partner and provides management services. As a result, it is anticipated that the Company will receive an estimated $18.4 million for its interests in these properties. In addition, the Company will receive

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                      TORCH ENERGY ADVISORS INCORPORATED
                      ----------------------------------
                                AND SUSIDIARIES
                                ---------------


 .15 million shares of Bellwether common stock and warrants to purchase an additional .1 million shares of Bellwether common stock at $12.90 per share as a fee for advising Bellwether in connection with the sale. Management fees earned from the partnerships were $.9 million, $2.7 million, $3.5 million and $4.0 million for the periods October 1, 1996 through December 31, 1996 and January 1, 1996 through September 30, 1996 and for the years ended December 31, 1995 and 1994, respectively. Consummation of the anticipated transaction will result in increased Bellwether management fees. There can be no assurances that this transaction will be completed.

     Inflation has not had a material impact on the Company and is not expected to have a material effect in the future.

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